EXHIBIT 21.1

MICRON TECHNOLOGY, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	State (or Jurisdiction) in which Organized
Elpida Memory, Inc.	Japan
Elpida Memory, (Taiwan) Co., Ltd.	Taiwan
Elpida Memory (USA) Inc.	Delaware
IM Flash Technologies, LLC	Delaware
Micron Consumer Products Group, Inc.	Delaware
Micron Europe Limited(1)	United Kingdom
Micron Japan, Ltd.(1)	Japan
Micron Semiconductor Asia Pte. Ltd.(1)	Singapore
Micron Semiconductor B.V.	Netherlands
Micron Semiconductor Israel Ltd.	Israel
Micron Semiconductor Italia S.r.l.	Italy
Micron Semiconductor Malaysia Sdn. Bhd.	Malaysia
Micron Semiconductor Products, Inc.(1)	Idaho
Micron Semiconductor (Xi’an) Co., Ltd.	China
Micron Technology (Shanghai) Co, Ltd.	China
Micron Technology Italia S.r.l.	Italy
Micron Technology Puerto Rico, Inc.	Puerto Rico
Micron Technology Services, Inc.	Idaho
Numonyx Holdings B.V.	Netherlands
Rexchip Electronics Corporation	Taiwan

(1) Also does business as Micron Consumer Products Group